July 17, 2019

Stavros Triant
Chief Executive Officer
Golden Developing Solutions, Inc.
4100 E Mississippi Ave, Suite 315
Denver, CO 80246

       Re: Golden Developing Solutions, Inc.
           Amendment 1 to Form 10-12G
           Filed July 2, 2019
           File No. 000-56051

Dear Mr. Triant:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G Amendment 1 filed July 2, 2019

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Going Concern, page 17

1. Please separately quantify ongoing operating expenses from liabilities as of March 31,
       2019 that you will need to cover with cash on hand and revenues.
Item 5. Directors, Executive Officers., page 20

2. We note your response to our prior comment 7 and your revisions to some of your disclosures. Please revise your disclosure for each director and executive officer to ensure that you have described with specificity their business experience for the last five years.
       Please refer to Item 401(e) of Regulation S-K.
 Stavros Triant
FirstName LastNameStavros Triant
Golden Developing Solutions, Inc.
Comapany NameGolden Developing Solutions, Inc.
July 17, 2019
July 17, 2019 Page 2
Page 2
FirstName LastName
Annual Financial Statements
Notes to Consolidated Financial Statements
Note 1. Description of Business and Significant Accounting Policies, page F-8

3. We have read your response to prior comment 11 in our letter dated May 29, 2019 and the revised disclosure. It is still unclear what services your customers subscribe to and how the Company earns revenue from allowing users to locate nearby cannabis businesses. As previously requested, please provide examples of the various services you provide. In addition, please disclose how you applied the guidance in Topic 606 to each revenue stream. It also appears that your cost of goods caption on your annual income statement is actually of cost of services. If so, please revise the caption. Lastly, please include a heading for the section on revenue recognition in this footnote.
Note 3. Acquisition of Layer Six Media, Inc., page F-11

4. It appears you inadvertently omitted the fair value of the stock that was included in the purchase consideration since the total of the notes payable does not equal the total in the purchase price allocation. Please revise.
5. We reviewed your response to prior comment 13 and the revised disclosure. Please clarify how the entire $500,000 fee is included in the purchase price when the sellers are responsible for $400,000. In this regard, an example of the entries recorded to include this fee in the purchase price would be helpful to our understanding. In addition, since you are paying $100,000 directly to a third-party (who was unrelated at the time of the acquisition), it appears this fee represents an acquisition-related cost. Please tell us how your accounting of the fee complies with ASC 805-10-25-23 or explain how you accounted for it with reference to the applicable guidance.
6. We reviewed your response to prior comment 14 and note that you did not apply any discounts in determining the fair value of the notes payable or the shares used as consideration in the acquisition. We further note that you sold shares throughout 2018 at
         $.025 per share and used such valuation to value services. Please tell us how your valuation methods to value debt and equity comply with the guidance in ASC 820-10-35.
         For instance, tell us what consideration was given to nonperformance risk (ASC 820-10-
         35-17) for the notes and the valuation techniques warranted when there is not an active market for an entity's equity instruments (ASC 820-10-24). We may have further substantive comment.
7. We note in your response to prior comment 15 that in 2018, prior to the acquisition, the only assets held by Layer Six Media was a cash balance of $15,000. Please reconcile this statement to your purchase price allocation which shows a significant amount of tangible and intangible assets acquired.
8. We have read your response to comment number 15. We are considering your rationale as to whether Layer Six represents your predecessor. In the interim, please advise what
 Stavros Triant
Golden Developing Solutions, Inc.
July 17, 2019
Page 3
         consideration was given to presenting Rule 3-05 financial statements for the Layer Six acquisition. Please provide the significance tests in your response as we may have further comment.
Interim Financial Statements
Consolidated Statements of Operations (Unaudited), page F-17

9. Please tell us your consideration of separately disclosing net sales from products and revenue from services, as well as their associated costs, in accordance with Rule 5-
         03(b)(1) and Rule 5-03(b)(2) of Regulation S-X.
Infusionz Acquisition, page F-25

10. Please explain in detail how you determined the value of the notes payable and 147.3 million common shares issued for purchase consideration of CBD Infusionz, LLC in the amount of $5 million. Please note that your valuation of the purchase consideration should consider the value of consideration given or the value of assets received, whichever is more ascertainable. We may have further substantive comment.
11. Please revise your disclosure to clarify how the $150,000 fee paid by the sellers of
         Infusionz is included in the purchase price.
12. Please disclose how you accounted for the $300,000 with which you agreed to fund
         Infusionz operations, providing the applicable accounting guidance that supports your position. Please also tell us how much has been paid to date and as of March 31, 2019 and where these amounts have been classified in the financial statements. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ta Tanisha Meadows, Staff Accountant at 202-551-3322 or
Jim
Allegretto, Senior Assistant Chief Accountant at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney at 202-551-3342 or Jacqueline Kaufman, Staff Attorney at 202-551-3797 with any other questions.



FirstName LastNameStavros Triant                               Sincerely,
Comapany NameGolden Developing Solutions, Inc.
                                                               Division of
Corporation Finance
July 17, 2019 Page 3                                           Office of
Consumer Products
FirstName LastName